Exhibit (a)(5)

News Release	One Amgen Center Drive Thousand Oaks, CA 91320-1799 Telephone 805-447-1000 www.Amgen.com

AMGEN COMPLETES TENDER OFFER FOR OUTSTANDING SHARES OF MICROMET, INC.

THOUSAND OAKS, Calif. (March 7, 2012) – Amgen Inc. (“Amgen”) (NASDAQ:AMGN) announced today the expiration of the subsequent offering period of the tender offer (the “Offer”) by a wholly owned subsidiary, “Merger Sub,” to acquire all outstanding shares of common stock of Micromet, Inc. (“Micromet”) (NASDAQ:MITI) for $11.00 per share in cash. The subsequent offering period expired at 12:00 midnight, New York City time, at the end of Tuesday, March 6, 2012.

The depositary for the tender offer has advised Amgen that, as of the expiration of the subsequent offering period, 84,684,189 Micromet shares had been validly tendered and not withdrawn in the initial offering period and the subsequent offering period, which tendered shares represent 88.34 percent of the outstanding shares of Micromet. Amgen has accepted for payment, and has paid or expects to promptly pay for, all such tendered shares. In accordance with the terms of the Merger Agreement, Merger Sub intends to exercise its “top-up option” to purchase additional shares of common stock of Micromet directly from Micromet for $11.00 per share (the same purchase price paid in the Offer) so that it holds at least 90 percent of the outstanding shares of Micromet following such exercise.

As the final step of the acquisition process, Amgen expects to effect a short-form merger under Delaware law later today. At the effective time of the merger, each Micromet share issued and outstanding immediately prior to the effective time will cease to be issued and outstanding and (other than shares then owned by Amgen, Micromet or any of their wholly owned subsidiaries and shares that are held by any stockholders who properly demand appraisal in connection with the merger) will be converted into the right to receive an amount in cash equal to the Offer price of $11.00, without interest, less any applicable withholding taxes.

Micromet will be the surviving corporation in the merger and will become a wholly owned subsidiary of Amgen. Following the merger, Micromet shares will be delisted and will cease to trade on the NASDAQ Stock Market as of the close of the market today.

About Amgen

Amgen discovers, develops, manufactures and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science’s promise by bringing safe, effective medicines from lab to manufacturing plant to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, bone disease and other serious illnesses. With a deep and broad pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people’s lives. To learn more about our pioneering science and vital medicines, visit www.amgen.com.

AMGEN’S TENDER OFFER FOR OUTSTANDING SHARES OF MICROMET, INC.

COMPLETED

Amgen Forward-Looking Statement

This news release contains forward-looking statements that are based on Amgen’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual events to differ materially from those described. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements about the planned completion of the tender offer and the merger. Forward-looking statements involve significant risks and uncertainties, including those described in the Securities and Exchange Commission (SEC) reports filed by Amgen, including Amgen’s most recent annual report on Form 10-K and most recent periodic reports on Form 10-Q and Form 8-K. Please refer to Amgen’s most recent Forms 10-K, 10-Q and 8-K for information on the uncertainties and risk factors related to Amgen’s business. Unless otherwise noted, Amgen is providing this information as of March 7, 2012 and expressly disclaims any duty to update information contained in this news release.

No forward-looking statement can be guaranteed and actual results may differ materially from those Amgen projects. Amgen’s results may be affected by Amgen’s ability to successfully market both new and existing products domestically and internationally, clinical and regulatory developments (domestic or foreign) involving current and future products, sales growth of recently launched products, competition from other products (domestic or foreign), difficulties or delays in manufacturing its products. In addition, sales of Amgen products are affected by reimbursement policies imposed by third-party payors, including governments, private insurance plans and managed care providers and may be affected by regulatory, clinical and guideline developments and domestic and international trends toward managed care and healthcare cost containment as well as U.S. legislation affecting pharmaceutical pricing and reimbursement. Government and others’ regulations and reimbursement policies may affect the development, usage and pricing of Amgen products. Furthermore, Amgen’s research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. Amgen or others could identify safety, side effects or manufacturing problems with Amgen products after they are on the market. Amgen’s business may be impacted by government investigations, litigation and products liability claims. Further, while Amgen routinely obtains patents for its products and technology, the protection offered by its patents and patent applications may be challenged, invalidated or circumvented by its competitors. Amgen depends on third parties for a significant portion of its manufacturing capacity for the supply of certain of its current and future products and limits on supply may constrain sales of certain of its current products and product candidate development. In addition, Amgen competes with other companies with respect to some of its marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. Further, some raw materials, medical devices and component parts for Amgen products are supplied by sole third-party suppliers. Our business performance could affect or limit the ability of our Board of Directors to declare a dividend or our ability to pay a dividend or repurchase our common stock.

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Contacts

Amgen, Thousand Oaks

Mary Klem, 805-447-6979 (media)

Helen Mills, +41 41 3690 315 (EU, media)

Arvind Sood, 805-447-1060 (investors)